January 16, 2009

Via EDGAR and Fax (202-772-9205)

Celeste Murphy

Legal Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-5546

Re: Steiner Leisure Limited

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

File No. 000-28972

Dear Ms. Murphy:

This letter is in response to your letter to Leonard Fluxman, President and Chief Executive Officer of Steiner Leisure Limited ("Steiner," "us," "we" or "our") dated December 18, 2008 with respect to the above-referenced matter.

Set forth below are our responses to your comments in that letter, which comments are also set forth below in bold for your reference.

Annual Report on Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 43.

    In future filings, please discuss each relevant, reportable segment in greater detail in this section to provide investors with a better understanding of each segment and how it relates to your business as a whole. See Item 303(a) of Regulation S-K for further guidance.

    Response

    Beginning in our Form 10-K for the year ended December 31, 2008, we intend to replace the first paragraph under "Overview" on page 43 (in the Form 10-K for 2007), with language substantially in the following form (and to make corresponding changes to the balance of the Overview portion of MD&A):

    Steiner Leisure Limited is a leading worldwide provider of spa services.  We operate our business through three reportable segments: Spa Operations, Products and Schools.

    Through our Spa Operations segment, we offer massages and a variety of other body treatments, as well as a broad variety of beauty treatments to women, men and teenagers on cruise ships and at resort spas and two day spas. In connection with these services, we have assisted in the design of facilities for many of the ships and resorts that we serve. We conduct our activities pursuant to agreements with cruise lines and resort owners that, generally, give us the exclusive right to offer these types of services at those venues. The cruise lines and resort owners, generally, receive compensation based on a percentage of our revenues at these respective locations and, in certain cases, a minimum annual rental or combination of both. As of February 11, 2009, we provided our spa services on ____ ships and at a total of ____ resorts located in the United States, the Caribbean, Asia, the Pacific and other locations, and at our Elemis luxury day spas in Coral Gables, Florida and London, England.

    Through our Products segment, we develop and sell a variety of high quality beauty products under our Elemis and La Therapie brands, and also sell products of third parties.  The raw materials for the products we develop are produced for us by a premier European manufacturer. We sell our products at our shipboard and land-based spas pursuant to the same agreements under which we provide spa services at those locations, as well as through third-party outlets. We believe that having our products featured at our luxury spas at sea and on land has assisted us in securing other distribution channels for our products.

    Through our Schools segment, we own and operate five post-secondary schools (comprised of a total of 17 campuses) located in Arizona, Colorado, Connecticut, Florida, Maryland, Nevada, Pennsylvania, Utah and Virginia. These schools offer programs in massage therapy and, in some cases, beauty and skin care, and train and qualify spa professionals for health and beauty positions, including, in some cases, within the Steiner family of companies. Among other things, we train the students at our schools in the use of our Elemis and La Therapie products. We offer full-time programs as well as part-time programs for students who work or who otherwise desire to take classes outside traditional education hours. As of February 11, 2009, there were a total of ___ students attending our schools. Revenues from our massage and beauty schools, which consist almost entirely of student tuition payments, are derived to a significant extent from the proceeds of loans issued under the DOE's Title IV program and, accordingly, we must comply with a number of regulatory requirements in order to maintain the eligibility of our students and prospective students for loans under this program.

    Critical Accounting Policies

    Cost of revenues, page 44

    We note that in your land-based spa operations some agreements require you to pay rent based on a percentage of revenues. We also note that some of the rental agreements require paying a minimum annual rental regardless of whether such amount would be required to be paid under the percentage rent arrangement. Tell us and disclose your accounting policy for contingent rents and scheduled rent increases. Provide us with your proposed disclosures.

    Response

    We operate our land-based spas pursuant to agreements with the owners of the related properties. Our resort spas are generally required to pay rent based on a percentage of our revenues. In addition, for certain of our resort spas, we are required to pay a minimum rental amount whether or not such amount would be required to be paid under the percentage rent arrangement. Our accounting policy for such contingent rents is to recognize contingent rent expense (and a corresponding liability) in the period when it becomes probable that the contingent rent target will be achieved. Previously recognized rental expense is reversed into income at such time that it is not probable that the specified target will be met.

    For land-based spa leases that contain rent escalations, we record total minimum rent payable during the lease term on the straight-line basis over the term of the lease and record the difference between the minimum rents paid and the straight-line rent as a lease obligation.

    Our proposed disclosure to be included in future filings is as follows:

    Our resort spas are generally required to pay rent based on a percentage of our revenues. In addition, for certain of our resort spas, we are required to pay a minimum rental amount whether or not such amount would be required to be paid under the percentage rent arrangement. Rent escalations are recorded on a straight-line basis over the term of the lease agreement. We record contingent rent at the time it becomes probable it will exceed the minimum rent obligation per the lease agreement. Previously recognized rental expense is reversed into income at such time that it is not probable that the specified target will be met.

    We note that your cost of products includes allocations of wages, payments to cruise lines and spa owners, and other staff related expenses. With a view towards expanding disclosure tell us the methodology used in the allocation and the reasons why you believe your method is appropriate.

    Response

    Included in cost of products is an allocation of wages paid to, and medical insurance payments made on behalf of, shipboard employees and payments to cruise lines. The allocation is based on the percentage of our total maritime revenues represented by product revenues. We believe this is an appropriate method as there is a correlation between the product revenues and the wages being paid to the shipboard employee who sold the products and the payments to cruise lines for those product sales. We will include a discussion of this allocation and methodology in future filings.

    Part IV

    Item 15. Exhibits

    Exhibits 31.1 and 31.2

    We note that the certifications required by Exchange Act Rule 13a-14(a) omit language in paragraph 4(d), namely "(the registrant's fourth fiscal quarter in the case of an annual report)". In your future filings, revise the certifications to include all required provisions. See Item 601(b)(31) of Regulation S-K.

    Response

    In future filings, we will revise the certifications to include all required provisions.

    Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

    Compensation Discussion and Analysis

    We note your disclosure that the Compensation Committee engaged Towers Perrin to provide competitive compensation data. To the extent that your Compensation Committee is benchmarking, in future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and particular elements of your executive compensation.

    Response

    With respect to decisions pertaining to compensation of the named executive officers (the "NEOs") for 2007, 2008 and 2009, our Compensation Committee did not engage in benchmarking with respect to compensation paid by any other companies and the competitive compensation data provided by Towers Perrin (the "Consultant") did not identify compensation paid by any of the individual companies in the data provided. Rather, the compensation data from the Consultant was based on a general survey of compensation from two non-industry specific databases, based on job descriptions identified by Steiner. Our Compensation Committee reviewed the three elements reflected in the Consultant's report - salary, non-equity incentive compensation (cash bonus) and long-term incentive compensation. Our Compensation Committee also reviewed the levels of compensation for each of those elements as reflected in the Consultant's report. As reflected in our proxy statement, the Compensation Committee's philosophy is to provide total compensation for the NEOs as a group in an amount placing the group in the 75th percentile of the group of companies on which the Consultant's aggregate data was based. In that regard, our Compensation Committee determined it appropriate to provide greater weighting to incentive (i.e. at risk) compensation elements in its decision as to the NEOs' compensation than was reflected in the data from the Consultant, which reflected, by percentage of total compensation, higher base salaries and lower amounts of long-term incentive (i.e. at risk) compensation. Our Compensation Committee believes that this approach is appropriate in order to more closely align the compensation of the NEOs with the interests of Steiner's shareholders.

    You disclose the types of company performance measures the Compensation Committee used for determining performance-based equity incentive compensation. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. Disclose the extent to which the performance targets were achieved. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 of Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

As reflected under "2007 Grants of Plan-Based Awards" in the proxy statement for our 2008 annual meeting of shareholders, there are two types of performance target measures with respect to the performance-based equity incentive compensation (the "Performance-Based Measures") for the NEOs. For three of the NEOs, the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer and the Executive Vice President and General Counsel, the Performance-Based Measure is the achievement of specified earnings per share of Steiner for the year in question (the "EPS Target"). For the other two NEOs, the Executive Vice President and Chief Operating Officer - Maritime (the "Maritime NEO") and the Managing Director of Elemis Limited (the "Products NEO"), the Performance-Based Measures are tied, to the extent of one-third of the targeted amount of the performance-based equity incentive compensation, to the EPS Target, and, to the extent of two-thirds of such compensation, to the performance of their respective business units (collectively, the "Business Unit Performance Measures"). For our Maritime NEO, the Business Unit Performance Measure for 2008 consisted of the achievement of budgeted operating income of Steiner's Maritime Division, and for 2007, that measure consisted of the achievement of the budgeted net income of Steiner's Maritime Division (collectively, the "Maritime Business Unit Target"). For our Products NEO, the Business Unit Performance Measure for 2007 and 2008 consisted of the achievement of the net income of that subsidiary, subject to certain adjustments for affiliated transactions, and, for 2007, further adjustment for certain other transactions (collectively, with the Maritime Business Unit Target, the "Business Unit Targets").

In our future proxy statements, we will disclose the performance target and threshold level of the EPS Target with respect to the then preceding year.

We have not provided disclosure of the targets and the threshold levels that must be achieved for payment of the performance-based equity compensation relating to the Business Unit Targets because it would result in competitive harm to Steiner and, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, which references Rule 24b-2 ("Rule 24b-2") promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, 17 C.F.R. 24b-2, we would be eligible to seek confidential treatment of such disclosure.

We also believe that the Business Unit Targets would be eligible for withholding from public availability under the Freedom of Information Act (the "FOIA"), pursuant to the exemptions provided thereunder for commercial or financial information obtained from a person and privileged or confidential, 5 U.S.C. Section 552(b)(4); 17 C.F.R. Section 200.80(b)(4).

Rule 24b-2 provides that the Commission may grant confidential treatment thereunder if it determines that such treatment is justified under the FOIA, 5 U.S.C. Section 552. The Commission has set forth the procedures and standards under which it will consider a request for confidential treatment in 17 C.F.R. 200.80 et seq. Pursuant thereto, a request for confidential treatment must specify the particular exemption from FOIA upon which it relies (17 C.F.R. Section 200.83(d)(2)(i)). Among other items, the FOIA exempts from its public disclosure requirements "commercial or financial information obtained from a person and privileged or confidential" which otherwise public agencies must make available to the public (5 U.S.C. Section 552(b)(4) (the "FOIA Exemption 4")).

We believe that the Business Unit Targets fit within the three-prong test under the FOIA Exemption 4 because the Business Unit Targets are (i) commercial or financial information, (ii) obtained from a person and (iii) privileged or confidential. See, Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (hereinafter, "Public Citizen Health Research Group").

A. Commercial or Financial Information. The Business Unit Targets are commercial and financial in nature. Under the FOIA, the term "commercial or financial information" is given its ordinary meaning. See, Public Citizen Health Research Group at 1290. Consequently, the Business Unit Targets fall within the traditional scope of "commercial and financial" information.

B. Obtained from a Person. The definition of the term "person" includes, among other things, an individual, a corporation, a partnership, an unincorporated association and a trust. See, Comstock International (U.S.A.), Inc. v. Export-Import Bank of the United States, 464 F. Supp. 804, 806 (D.D.C. 1979) (citing 5 U.S.C. Section 551(2)). Because the definition of the term "person" includes a corporation, the Business Unit Targets satisfy the second prong of the test for confidentiality under the FOIA Exemption 4 as the Business Unit Targets are generated by Steiner.

C. Privileged or Confidential. The last prong of the test for confidentiality under the FOIA Exemption 4 requires that the information be privileged or confidential. Information is "confidential" for purposes of the FOIA Exemption 4 if disclosure of the information is likely to have either of the following effects: (a) to impair the government's ability to obtain necessary information in the future;  or (b) to cause substantial harm to the competitive position of the person from whom the information was obtained. National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). Evidence revealing actual competition and the likelihood of substantial competitive injury is sufficient to demonstrate the need for confidentiality. Public Citizen Health Research Group at 1291. As described below, the disclosure of the Business Unit Targets would cause substantial harm to Steiner's competitive position.

The Business Unit Targets relate to both Steiner's maritime operations (products and services) as well as our products business, which includes sales on ships and at our resort spas and day spas. These businesses operate in highly competitive environments involving competitors who, in many cases, have significantly more resources than Steiner.

With respect to our maritime operations, we face competition not only from other providers of spa services and products at sea, but also potential competition from cruise lines themselves, as those cruise lines may wish to operate their spas without our third-party involvement.

In the products area, many of our competitors have not only greater resources than we do, but also greater name recognition. In addition, among other things, intense competition is reflected in department stores and other venues where we sell our products, where a number of competitors sell their products in close proximity to our offerings.

Our ability to obtain agreements with cruise lines and with resorts to operate spas at those venues is dependent, most significantly, on the amounts that we are able to pay to those venue owners as a percentage of the revenues collected from our services and products at those venues. To the extent that those venue operators believe that the margins we are retaining after payment of the applicable percentage to those venue operators is too high, they would seek to lower our margins by increasing their percentage of the revenues, find another spa operator for the venue in question or seek to operate the spa themselves. Obviously, that would be materially adverse to our business.

Similarly, pricing is a key component of the competition that we face in negotiating product distribution transactions and retail outlet product placement, since the amount of margin available to pay to distributors and retail venues, respectively, is an important trade secret and competitive element of our business. The Business Unit Targets are closely related to the amounts of margin that we earn from these operations. Competitors of Steiner are, of course, always looking for information about an entity with which they compete or do business that could give them a competitive edge. Public disclosure of the Business Unit Targets would clearly provide competitors (including the venues where we operate or seek to operate our spas) with information to use in negotiating higher payments for themselves, with the potential to significantly reduce our profitability. Similarly, suppliers could use such information to negotiate higher prices from us, which, in turn, would make our services and products less competitive.

Because we do not disclose the Business Unit Targets, we are required, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, to discuss how difficult it would be for Steiner to achieve the Business Unit Targets.

We believe that the targets are reasonably difficult to achieve. With respect to the Maritime NEO, we believe that the target is reasonably difficult to achieve because that division must ensure a consistent level of top quality execution (the spas we operate are first class luxury spas) across more than 130 vessels of different sizes, national origin, quality class and passenger profile. This difficulty is compounded by the fact that we do not control the operation of the cruise ships and have limited influence on the nature of passengers who travel on these ships.

With respect to the Products NEO's Business Unit Target, the extremely competitive nature of the beauty products business, including harsh pricing competition (involving more well-known rivals with greater resources) and the need to regularly bring out new products makes the target reasonably difficult to achieve. This is further supported by the fact that, for 2007, the Products NEO did not receive any performance-based equity award based on his Business Unit Target.

In addition, Steiner believes that disclosure of the Business Unit Targets is unnecessary for the protection of our investors, since the disclosure of specific goals would not further enhance their understanding of the pertinent NEO's compensation structure, nor assist them in making an informed investment decision regarding Steiner. We already disclose in our proxy statement how the performance-based equity incentive awards are achieved and the exact amount of the bonuses for the pertinent fiscal year. Furthermore, Steiner believes the targets and the threshold levels that must be achieved for payment of the performance-based equity compensation relating to the Business Unit Targets are not material to investors, since the segment-related information which is provided to investors does not provide this level of detail. As a result, we believe that the competitive harm to Steiner pursuant to public disclose of this information, as described above, greatly outweighs the usefulness of the disclosure of the Business Unit Targets.

* * * * *

In connection with responding to the Commission's comments, Steiner acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to the above matters. We would be happy to respond to any further questions or comments you may have. My email address is bobb@steinerleisure.com and my direct telephone line is (305) 284-1489.

Very Truly Yours,

Robert C. Boehm

Executive Vice President and General Counsel

Steiner Leisure Limited

C/O Steiner Management Services, LLC

770 South Dixie Highway, Suite 200

Coral Gables, FL 33146

cc: Scott Hodgdon, Esq. (via fax)